Exhibit 99.1

Dear Shareholders,
2020 was a transformational year for ADC Therapeutics as we made remarkable progress across many aspects of the business and positioned ourselves for commercial success. Highlights include the first regulatory submission for our lead clinical program loncastuximab tesirine (Lonca), the successful completion of our initial public offering and the strategic growth of the company worldwide. I am very proud of our achievements, especially considering the challenges presented by the COVID-19 pandemic. I would like to thank our committed employees and the dedicated physicians and patients involved in our clinical trials for their tremendous efforts and contributions.
If it is approved by the FDA, we will be ready to launch our first product - Lonca. We brought on an accomplished senior commercial leader who immediately set her sights on the most talented and experienced commercial representatives in hematology/oncology. Chief Commercial Officer Jennifer Herron has assembled a very strong team of experienced hematology therapeutic specialists who are well connected to key hematologist/oncologists and their colleagues. In this COVID-19 environment, our teams are trained and prepared to optimize customer engagement with a hybrid approach and strong digital support depending on local guidelines as well as customer preference.
Lonca, a CD-19 targeted antibody drug conjugate (ADC) for the treatment of patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), has a differentiated product profile that will make it an attractive choice for physicians and patients. In our pivotal Phase 2 trial, Lonca demonstrated significant single-agent activity, a manageable safety profile, and consistent overall response rates across the broad patient population, highlighting its potential to fill a significant unmet need in the DLBCL market. The results of this pivotal trial were the basis of the Biologics License Application (BLA) submission to the U.S. Food and Drug Administration (FDA) in September 2020. This BLA submission has been granted priority review with a PDUFA target date of May 21, 2021.
Beyond third-line DLBCL, we believe Lonca has the potential to expand into additional indications and earlier lines of therapy. In July 2020, we initiated the pivotal Phase 2 portion of the LOTIS 3 trial of Lonca in combination with ibrutinib for the treatment of patients with relapsed or refractory DLBCL or Mantle Cell Lymphoma (MCL). We also continue to enroll patients in a confirmatory Phase 3 trial of Lonca in combination with rituximab in second-line transplant-ineligible patients with DLBCL. Additionally, we plan to initiate a dose escalation study for Lonca in front-line patients in combination with R-CHOP. Finally, we are initiating a pivotal Phase 2 trial in relapsed or refractory follicular lymphoma in the first half of 2021.

Our second lead program is camidanlumab tesirine (Cami), a PBD-based ADC targeting CD25. We continue to advance this program in both Hodgkin lymphoma (HL) and in solid tumor indications. We presented the interim results of the phase 2 pivotal trial in HL at the American Society of Hematology annual meeting, which demonstrated significant single-agent clinical activity in a heavily-pretreated patient population. The pivotal phase 2 trial in relapsed or refractory HL is fully enrolled, and we expect to have additional interim data in the first half of this year. Based on encouraging preclinical data, we also believe Cami may have potential benefit in solid tumors. To that end, we are exploring Cami in a Phase 1b trial in solid tumors in combination with pembrolizumab. Beyond Lonca and Cami, we have a broad portfolio, with two early clinical programs in hematology and solid tumors, an Investigational New Drug (IND) application is planned this year for a novel ADC targeting KAAG1 in solid tumors and an early research pipeline of six additional programs in pre-clinical development.
2020 was also a significant year in terms of the evolution of the company. In May 2020, we successfully completed our initial public offering and secured a convertible credit facility, with a follow-on public offering completed in September. The capital raised gives us a strong balance sheet and will allow us to fund the development of our promising clinical programs. As for other business initiatives, to expand our global reach, we formed Overland ADCT BioPharma to develop and commercialize Lonca and three other pipeline assets in Greater China and Singapore.
As ADC Therapeutics expands its commercial prospects, we have made key appointments to the company’s management team and Board of Directors to maximize our potential. Ron Squarer joined us as Chairman of the Board of Directors and an advisor to the company, Victor Sandor joined the Board of Directors, and two veteran pharmaceutical executives joined our leadership team - Jennifer Creel as Chief Financial Officer and Joseph Camardo as Head of Medical Affairs.
Looking to 2021, our key objectives are clear. We are prepared to launch Lonca, if approved, thanks to the dedication of our clinical, regulatory and manufacturing teams. At the same time, we are focused on advancing our other clinical programs for Lonca to expand its use, and also Cami and our other pipeline assets using our proprietary highly targeted ADC technology.
We sincerely thank you for your continued support as we execute on our mission of delivering unique targeted cancer therapies to transform the lives of patients and their families.

Chris Martin
Chief Executive Officer

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